

Mail Stop 4546

May 12, 2017

Tim Van Hauwermeiren
Chief Executive Officer
argenx SE
Willemstraat 5
4811 AH, Breda, the Netherlands

> **Re:** **argenx SE**
> **Amendment No. 2 to**
> **Registration Statement on Form F-1**
> **Filed May 8, 2017**
> **File No. 333-217417**

Dear Mr. Van Hauwermeiren:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 5, 2017 letter.

Registration Statement Cover Page

1. Please confirm whether your U.S. IPO price will be substantially the same as the home market trading price. You may use the most recent home market trading price, converted to U.S. dollars at the most recent exchange rate, only if the U.S. IPO price will be largely based on the home market trading price. If you expect that the U.S. IPO price will not be substantially the same as the home market trading price (i.e., the U.S. IPO price will be sold at a substantial discount), please disclose on the cover page of the preliminary prospectus a bona fide price range of the offered securities. If you intend to price the securities based on the home market price, you may disclose a percentage range based on

that price (for example, 10% of the home market price) within which you intend to price the securities. See Item 501(b)(3) of Regulation S-K.

Dutch Tax Consequences Prior To Our Redomiciliation, page 266

Dutch Tax Consequences Upon Completion of Our Redomiciliation, page 273

2. We note your response to our prior comment 1, however, you have not revised these sections to provide a firm opinion for each material tax consequence. As the tax disclosure in these sections serves as the tax opinion, please further revise to clearly identify and articulate the opinions being rendered by counsel and express a firm opinion for each material tax consequence, or explain why such an opinion cannot be given. Please remove portions of the current disclosure stating that "generally" a certain tax consequence will apply, as this does not express a firm opinion. Further, please remove the term "certain" in the heading "Certain Material United States, Dutch and Belgian Tax Consideration," and throughout the disclosure in this section to clarify that this section addresses all material tax consequences. For guidance consider Section III of Staff Legal Bulletin No. 19.

You may contact Sasha Parikh at (202) 551-3627 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or Erin Jaskot, Special Counsel, at (202) 551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Edwin O'Connor
        Goodwin Procter LLP